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©2009 SMSC. All rights reserved.
SMSC Announces Agreement
to Acquire Conexant Systems, Inc.
January 10, 2011
Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

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Additional Information
■ Additional Information About This Transaction
■ In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement
 on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC. The definitive proxy statement/prospectus will be mailed to stockholders of Conexant. Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.
 You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and other documents filed by SMSC or
 Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.
■ Participants in This Transaction
■ SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010. You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010. You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.
■
■ Forward Looking Statements
■ Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the companies’
 businesses set forth in their filings with the SEC.
■
■ Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and
 Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.
.

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Agreement Overview
Transaction Value
Anticipated Closing
Conditions
Approximately $2.25 per share - $1.125 in
cash and $1.125 in stock (but no more than
0.04264 nor less than 0.03489 SMSC shares)
Approximately $284 million, including the
assumption of Conexant’s net debt
First Half of Calendar Year 2011
Satisfaction of regulatory requirements,
approval by Conexant shareholders and
other customary closing conditions
Terms
Accretive Deal
Accretive to non-GAAP gross margin, non-
GAAP operating margin and non-GAAP EPS,
immediately upon closing
Expect $8 - $10M in annualized pre-tax cost
synergies by end of Q4 Fiscal 2012

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A History of Serving The Semiconductor Industry
■ Leading developer of connectivity
 solutions that deliver data and multimedia
 content in PCs, automobiles and portable
 consumer devices
■ Headquarters: Hauppauge, NY
■ Year Founded: 1971
■ Key Product Lines:
   Computing & Connectivity Products
   Automotive Products
   Consumer Electronics Solutions
   Analog Products
■ Employees: ~1,000
■ Worldwide Offices: North America,
 EMEA, Asia and Japan
■ Leading designer of semiconductor
 solutions for imaging, audio, embedded
 modem, and video surveillance
 applications
■ Headquarters: Newport Beach, CA
■ Year Founded: 1999
■ Key Product Lines:
   Imaging
   Audio
   Embedded Modems
   Video Surveillance
■ Employees: ~600
■ Worldwide Offices: North America,
 EMEA, Asia and Japan

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Automotive
Embedded Controller
Industrial Networking
Portable Products
PCs
Storage
Video & Graphics
Wireless Audio
Security
Battery Charging
USB Connectivity
Ethernet
Portable Power
USB Hubs
USB
Docking &
Accessories
SMSC Extending Connectivity to Content
USB
USB
USB
USB

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Conexant Market Segments
Imaging
Audio
Video
Embedded
Modem
Multifunction Printer SOC
and Fax
Interactive Displays
Tablet PCs
PC Audio
Speakers/Intercom
USB Headsets/Personal
Media Players
Video
Home alarm solutions
PCTV
STB modems
POS terminal
PC Modem

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Automotive
Embedded Controller
Industrial Networking
Portable Products
PCs
Storage
Video & Graphics
Security
Battery Charging
USB Connectivity
Ethernet
Docking &
Accessories
Expanding Connectivity with Conexant
Embedded
Audio
Connectivity
Products
World Class
Audio
Portable Power
USB Hubs
USB
USB
USB
USB
USB

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Balanced End Market Presence
Note: Not all segments included.
LTM Revenue
$391M
LTM Revenue
$241M
LTM Revenue*
$632M
Last twelve month revenue based on 11/30/10 results for SMSC and 10/1/10 results for Conexant

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Highly Complementary Customer Base
Common
Customers
RAZOR

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Significant Revenue Scale
■ Combined Company Scale Places it Among Top
 Semiconductor Peer Revenue Performance
$900
$800
$700
$600
$500
$400
$300
$200
$100
Cypress
Semiconductor
Intersil
Corp
Realtek
Semiconductor
Integrated Device
Technology Inc.
Semtech
Corp
Cirrus
Logic Inc.
Power
Integrations Inc.
Micrel Inc.
Monolithic Power
Systems Inc.
Volterra
Semiconductor
Corp
$851
$806
$731
$632
$606
$423
$391
$310
$293
$283
$218
$175
$152
Silicon
Image Inc
$241
Based on 11/30/10 results for SMSC and 10/1/10 results for Conexant

©2009 SMSC. All rights reserved.
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SMSC Third Quarter Fiscal 2011
Earnings Conference Call
January 10, 2011

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©2009 SMSC. All rights reserved.
Safe Harbor Statement
Forward Looking Statements
■ This presentation includes forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties, which may cause actual future results to be materially different from those discussed in forward-looking statements.
■ Such statements are subject to change, and the Company does not undertake to update such statements, except to the extent required under applicable law and regulation.
■ See SMSC’s “Other Factors That May Affect Future Operating Results” and “Risk Factors”
 included within the Company’s filings with the Securities & Exchange Commission and the
 “Forward Looking Statements” description accompanying the Company’s earnings releases.
Non-GAAP Financial Measures
■ Non-GAAP financial measures referenced in this presentation are offered to provide additional insight into underlying operating performance.
■ These non-GAAP measures exclude charges and credits for stock appreciation rights (SARs) and stock options associated with the accounting pursuant to SFAS 123R, the amortization of acquired intangible assets, restructuring charges and related accelerated depreciation on certain test equipment, litigation settlement expenses, goodwill impairment charges, inventory write-ups associated with acquisitions, acquisition transaction costs, employee stock purchase plan costs, revaluation of contingent acquisition expense and an out-of-period adjustment for the release of an inventory liability.
■ The Company's management believes that this information assists in evaluating operational trends, financial performance and cash generating capacity. Non-GAAP measures are not meant as a substitute for GAAP, but are included solely for informational and comparative purposes.
■ Guidance is presented on a non-GAAP basis only, given that the GAAP basis charges for equity-
 based compensation related to SARs cannot be projected reasonably.

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Financial Performance
Q3FY11 Non-GAAP Highlights
■ Revenue of $107.0M - up 3% sequentially and 23% year-over-year
■ Sequential end market sales performance:
   Automotive achieves record quarterly revenue of $19.1M - up 5%
   Consumer electronics grew by 4%
   PC revenue grew 2%
   Industrial revenue grew by 1%
■ All vertical markets delivered robust double-digit year-over-year growth
■ Non-GAAP gross margin of 55.4%
■ Non-GAAP operating margin of 14.8%
■ Non-GAAP EPS of $0.52
■ Generated $9.2M in cash from operations
See reconciliations from GAAP to non-GAAP information at the end of this presentation.

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State of the Market & Business Outlook
■ Above seasonal strength in 1HFY11 resulting in muted
 seasonality in the back half, as expected
■ We expect the following for FY11:
  Revenue over $400M (record annual revenue)
  Non-GAAP EPS more than 3X improvement from FY10
■ Looking forward:
      Expect Q4FY11 sequential revenue to be roughly in line
   with seasonality at $96 - $99 million (down 7-10%
   sequentially)
     Quarter to date book-to-bill of 1.3 after a weak 0.7 in Q3
                               Backlog coverage coming in line with normal trends

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■ Kleer® Design Wins
   Arcam rCube iPod Speaker System
   TDKWR700 Headphones
  Volkswagen will use MOST150 in all production series across all brands
■ Latest MOST® Model Adoptions:
Design Wins & Product Recognition
Bentley Mulsanne
BMW X3
MINI Countryman

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Attractive Level of Diversity in End Markets
Unaudited Data
Q3FY11
Q2FY11

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Product Growth Drivers
Computing & Connectivity
   USB application expansion
   USB 3.0
   Continued enterprise PC sales recovery
   Market share gains in Japan and Korea
   Security and storage
Automotive
   Luxury demand recovery
   Initial USB, Ethernet and Companion product ramps
   New OEM MOST® ramps
   Next generation MOST
Analog Products
   Ramp of RightTouch™ capacitive sensing products
   Low-end PC demand, particularly in Asia
   Market share gains in thermal management
   Battery charging
Consumer Electronics Solutions
   New product ramps in:
   Portable hubs
   Tablet connectivity
   Portable power
   Home theater
   Headphones
Q3FY11 Performance
Computing & Connectivity
64% or $69.2M
Automotive
18% or $18.7M
Consumer Electronics Solutions
8% or $8.7M
Includes newly acquired
Storage Products
Includes Portable &
Wireless Audio Products
Analog Products
10% or $10.4M

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Solid Geographic Diversity
Design Win Location;
Unaudited Data
Q3FY11
Q2FY11
$104.1M
$107.0M

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Financial Highlights - Non GAAP
P&L
$ in millions except per share data
Revenue
Gross Margin %
Operating Expenses
Operating Income
Operating Margin
Diluted EPS
Q3 FY11
Q2 FY11
Q3 FY10
$107.0
$104.1
$87.2
55.4%
57.4%
54.9%
$43.4
$39.9
$37.1
$15.9
$19.8
$10.8
14.8%
19.0%
12.4%
$0.52
$0.51
$0.34
Net Income
$12.0
$11.5
$7.7
See reconciliations from GAAP to non-GAAP information at the end of this presentation.

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Revenue Performance
$100
$75
$50
$25
$0
Q3FY10 Q4FY10 Q1FY11 Q2FY11 Q3FY11
107.0
104.1
Revenues
83.0
87.2
97.2

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Profitability Track
$15
$10
$5
$0
Q3FY10 Q4FY10 Q1FY11 Q2FY11 Q3FY11
4.1
See reconciliations from GAAP to non-GAAP information at the end of this presentation.
Non-GAAP Net Income
7.7
7.6
11.5
12.0

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Strong Balance Sheet
$200
$175
$150
$125
$100
$75
$50
$25
$-
Q2FY11
Q3FY11
$139.6
$155.7
$145.8
$43.0
$37.1
$30.5
Cash/ST Investments
Auction Rate Securities
Cash + Investments
$182.6
$192.8
$179.4
■ ~$8.30 in cash + investments per share…and no debt
■ $40M net cash provided by operating activities in FY10; ~$33.8M in FY11 to date
Q3FY10
$33.6
$158.0
$188.5
$132.6
$43.7
$176.3
Q4FY10
Q1FY11

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Inventory and Accounts Receivable
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
0
Q3FY10 Q4FY10 Q1FY11 Q2FY11 Q
Q3FY11
4.5
4.0
3.5
3.0
2.5
2.0
1.0
.5
0.0
3.8
3.1
49
Inventory ($ Millions)
A/R ($ Millions)
$80
$70
$60
$50
$40
$30
$20
60
50
40
30
20
Q3FY10 Q4FY10 Q1FY11 Q2FY11
Q3FY11
INVENTORY TURNS
DSO
49.6
55
46.1
47.9
52
44.4
48.0
3.4
41.4
54.5
51
62.0
54
45.4
3.9
64.8

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Business Outlook
Q4FY11 Outlook:
Revenues
Non-GAAP Gross Margin
$96 to $99M
Approximately 54%
Approximately flat sequentially
Non-GAAP OPEX
Non-GAAP Diluted EPS
$0.20 to $0.24

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Actions Going Forward
■ Successfully assimilate acquisitions to win
 business and drive economies of scale
■ Execute new product road maps
■ Achieve financial objectives

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GAAP to Non-GAAP Reconciliations

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Supplemental Reconciliation of GAAP Results to Non-GAAP Financial Measures
(in thousands, except per share amounts)